Exhibit 3.1
AMENDMENT NO. 1
TO
AMENDED AND RESTATED
BY-LAWS
OF
TUMI HOLDINGS, INC.
A Delaware Corporation
Article VII, Section 5, is hereby added to these Amended and Restated By-laws, to read as follows:
“Section 5. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article FIFTEENTH of the Amended and Restated Certificate of Incorporation is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce such Article FIFTEENTH (an “Enforcement Action”) and (b) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.”
Adopted by the Board of Directors on March 3, 2016.